Exhibit 21.1

Subsidiaries of Registrant

The Company or the registrant has eight wholly-owned subsidiaries, seven of which are corporations organized under the laws of the State of New Hampshire: Unitil Energy Systems, Inc., Northern Utilities, Inc., Granite State Gas Transmission, Inc., Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc. and Unitil Service Corp. The eighth, Fitchburg Gas and Electric Light Company, is organized under the laws of the Commonwealth of Massachusetts. Usource, Inc., which is a corporation organized under the laws of the State of Delaware, is a wholly-owned subsidiary of Unitil Resources, Inc. Usource, Inc. is the sole member of Usource L.L.C., which is a limited liability company formed under the laws of the State of Delaware.